UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vicon Industries, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

925811101
(CUSIP Number)

David Weiner
c/o W-Net, Inc.
3940 Laurel Canyon Blvd., Suite 327
Studio City, California 91604
(818) 385-0405
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4 )

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925811101		Page 2 of 4 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 294,486
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 294,486
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,486
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON* IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on February 25, 2008.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended to include the following disclosure:

Since February 25, 2008, Mr. Weiner acquired an additional 52,100 shares of the Company’s Common Stock as follows: 7,100 shares at $5.74 on February 28, 2008, 20,000 shares at $5.55 on February 29, 2008, and 25,000 shares at $5.30 on March 3, 2008. The aggregate purchase price of the additional 52,100 shares purchased by Mr. Weiner was $284,254.00, including brokerage commissions. Mr. Weiner purchased these additional shares pursuant to open market purchases. The additional shares were acquired by Mr. Weiner using personal funds.

Except as set forth in this Item 3, as amended, Mr. Weiner has not conducted any additional transactions in the Company’s Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The aggregate percentage of shares of Common Stock reported by Mr. Weiner is based upon 4,809,470 shares outstanding as of December 31, 2007, which is the total number of shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2008.

As of March 4, 2008, Mr. Weiner owned 294,486 shares of Common Stock of the Company (the “Weiner Shares”). The Weiner Shares constitute approximately 6.1% of the Company’s outstanding shares of Common Stock.

Mr. Weiner has sole power to vote and dispose of or to direct the vote or to direct the disposition of the 294,486 Weiner Shares.

(c) Transactions by the Reporting Person in the Company’s Common Stock effected in the past 60 days are described in Item 3 above, as amended.

(d) N/A

(e) N/A

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 4, 2008	/s/ David Weiner
David Weiner